New Sapience, Inc.

Balance Sheet

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
10100 Cash - BOA Checking 9524	0.00
11100 Bank of America xxx0947	143.41
11200 Chase Bank xxx1917	38,604.90
11999 Zeni Clearing Account	0.00
Total for Bank Accounts	**$38,748.31**
Accounts Receivable	
12000 Loan Receivable	0.00
Total for Accounts Receivable	**$0.00**
Other Current Assets	
12500 Other Receivables	0.00
12550 Other Receivable - Dealmaker	967.50
14100 Prepaid Expenses	54,969.40
14200 Payroll Tax Refunds Due	0.00
14350 Employee Advances	0.00
14999 Uncategorized Asset	0.00
Total for Other Current Assets	**$55,936.90**
Total for Current Assets	**$94,685.21**
Fixed Assets	
15100 Fixed Asset - Computers	$17,392.97
15110 Accumulated Depreciation - Computers	-13,507.34
Total for 15100 Fixed Asset - Computers	**$3,885.63**
17100 Fixed Asset - Organizational Costs	$39,748.27
17110 Accumulated Amortization - Organizational Costs	-39,748.27
Total for 17100 Fixed Asset - Organizational Costs	**$0.00**
Total for Fixed Assets	**$3,885.63**
Other Assets	
14500 Deferred Offering Costs	11,585.85
Total for Other Assets	**$11,585.85**
Total for Assets	**$110,156.69**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
21100 Accounts Payable	0.00

	TOTAL
Total for Accounts Payable	**$0.00**
Other Current Liabilities	
21110 Accrued Accounts payable	$0.00
21111 DLA Piper	0.00
21112 Fitch Even	13,579.96
21113 Lockwood Software	$0.00
21114 Accrued Interest Payable	0.00
Total for 21113 Lockwood Software	**$0.00**
Total for 21110 Accrued Accounts payable	**$13,579.96**
22200 Loans Payable	0.00
22250 Note Payable - Thomas Loveland	0.00
22260 Note Payable - Bryant Cruse	103,000.00
22270 Note Payable - Sean Reineke	20,000.00
22280 Note Payable - Sean Reineke 2019 Salary Note	437,122.47
22290 Note Payable - Valkeir Corporation	29,892.06
22300 Accrued Expenses	
22310 Accrued Payroll Expense	129,548.96
22320 Accrued Contractor Expense	193,176.64
22330 Accrued Vendor Expense	-0.01
Total for 22300 Accrued Expenses	**$322,725.59**
22450 Payroll tax payable	0.00
22460 State W/H - MD	0.00
22470 State W/H - NC	0.00
22480 FUTA Tax Payable	0.00
22490 HSA - FAMILY	0.00
22495 SUTA Tax Payable	0.00
23800 Payroll Clearing	-385.24
Total for Other Current Liabilities	**$925,934.84**
Total for Current Liabilities	**$925,934.84**
Long-term Liabilities	
37000 Convertible Promissory Note	
37110 William Francis Readdy	150,000.00
37120 William B. Avellone 2004 Trust	15,000.00
37130 Thomas William Loveland	0.00
37140 William Bandy	50,000.00
37199 Accrued Interest Convertible Promissory Notes	15,745.18
Total for 37000 Convertible Promissory Note	**$230,745.18**
Total for Long-term Liabilities	**$230,745.18**
Total for Liabilities	**$1,156,680.02**

New Sapience, Inc.

Balance Sheet

As of Dec 31, 2025

	TOTAL
Equity	
30000 Opening Balance Equity	0.00
30050 Capital Contribution	0.00
31050 unissued options	0.00
31150 Additional Paid-In Capital	4,333,641.18
35000 Cap Contributions StartEngine	0.00
36000 Class A Voting Common	470,000.00
36100 Class B Non-Voting Common	4,006,631.30
36110 Non-Cash Equity (For Services)	210,843.53
36200 Reg CF 1 - StartEngine	1,146,362.75
36250 Reg D 506b - DealMaker	570,248.00
36300 Reg CF 2 - DealMaker	2,432,784.00
36350 Reg CF 3 - DealMaker	223,794.00
36500 Issuance Cost	-1,997,357.62
30005 Retained Earnings	-10,879,531.21
Net Income	-1,563,939.26
Total for Equity	**-$1,046,523.33**
Total for Liabilities and Equity	**$110,156.69**